Exhibit 99.1

JMS LAW GROUP, PLLC
1000 Woodbury Road, Woodbury, N.Y. 11797
Phone: (516) 422-6285
Facsimile: (516) 422-6286

November 26, 2012

Weilang Liu
Chief Executive Officer
China Ceetop.com, Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao, Futian District
Shenzhen, China 518033

Re:          Legal Services Agreement
Note: This Agreement Constitutes a Binding Legal Contract
and Should Be Reviewed Carefully

Dear Mr. Liu:

This letter will serve as a legal services agreement to amend that prior retainer agreement between the parties hereto whereby China Ceetop.com, Inc. (the “Company”) shall issue an aggregate of 40,000 shares of its common stock to Jeffrey Stein (principal of the firm) for certain legal services performed on behalf of the Company through December 2012, and 4,000 shares per month thereafter, for calendar 2013, with such shares issuable in advance on a quarterly basis.  The aforementioned shares of common stock (88,000) shall be registered on a Form S-8 filed by the Company with the SEC. The Firm understands the risks involved in accepting the shares in lieu of cash compensation and Mr. Stein is sophisticated in such matters.

You acknowledge that you have had this agreement translated into Chinese, you have carefully reviewed and contemplated this agreement, are aware of the ramifications of such and by executing this agreement choose to proceed accordingly.

If this agreement meets with your approval, kindly sign your name where indicated on the copy of this letter.  Thank you for affording us this opportunity to be of service to you.  We look forward to the successful resolution of these matters.  In the event that you have any questions, please feel free to contact us immediately.

Sincerely,

JMS LAW GROUP, PLLC

By: __________________________
Jeffrey M. Stein
AGREED AND CONSENTED TO:

CHINA CEETP.COM, INC.

_______________________
Weilang Liu, Chief Executive Officer
Dated:_________________